Talisman Energy Annual Investor Open House
Webcast Details

CALGARY, Alberta – May 21, 2014 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) will hold its annual Investor Open House today at 8:30 a.m. ET (6:30 a.m. MT) in Toronto. Members of Talisman’s executive team, including Hal Kvisle, President and CEO, will provide updates on the company’s core operating areas, progress on the corporate strategy and a longer-term view of the company’s direction.

The event will be webcast live from Toronto. Links to the webcast and presentation will be available beginning at 8:00 a.m. ET (6:00 a.m. MT) via Talisman’s website at: http://www.talisman-energy.com/investors/news_and_events/investors_day.html.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Brent Anderson                                                                                                           Lyle McLeod
Manager, External Relations                                                                                      Vice-President, Investor Relations
Phone:    403-237-1912                                                                                                Phone:  403-767-5732
Email: tlm@talisman-energy.com                                                                             Email: tlm@talisman-energy.com

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